SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

StoneMor Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Judy Bornstein

c/o American Infrastructure MLP Fund II

950 Tower Lane, Suite 800

Foster City, CA 94404

Tel: (650) 854-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q 10 0		13D/A

1.	Name of Reporting Persons American Cemeteries Infrastructure Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,285,820 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,285,820 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,820 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.0% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3)   This percentage is calculated based upon 37,863,496 Common Units outstanding on December 30, 2016, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 86183Q 10 0		13D/A

1.	Name of Reporting Persons AIM Universal Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,285,820 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,285,820 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,820 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.0% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3)   This percentage is calculated based upon 37,863,496 Common Units outstanding on December 30, 2016, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 86183Q 10 0		13D/A

1.	Name of Reporting Persons StoneMor GP Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,332,878 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,332,878 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,332,878 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.2% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   These common units representing limited partner interests (“Common Units”) are held by GP Holdings. Hellman is a director of GP Holdings and as, the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings.  As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings.

(3)   This percentage is calculated based upon 37,863,496 Common Units outstanding on December 30, 2016, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 86183Q 10 0		13D/A

1.	Name of Reporting Persons Matthew P. Carbone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,285,820 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,285,820 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,820 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3)   This percentage is calculated based upon 37,863,496 Common Units outstanding on December 30, 2016, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 86183Q 10 0		13D/A

1.	Name of Reporting Persons Robert B. Hellman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,611

	8.	Shared Voting Power 4,618,698 (2)

	9.	Sole Dispositive Power 23,611

	10.	Shared Dispositive Power 4,618,698 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,642,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 12.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   Consists of 2,285,820 common units representing limited partner interests (“Common Units”) held by ACII and 2,332,878 Common Units held by GP Holdings.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.  Hellman is a director of GP Holdings and as, the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings.  As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings.

(3)   This percentage is calculated based upon 37,863,496 Common Units outstanding on December 30, 2016, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 86183Q 10 0		13D/A

1.	Name of Reporting Persons Judy Bornstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,285,820 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,285,820 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,820 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(3)   This percentage is calculated based upon 37,863,496 Common Units outstanding on December 30, 2016, as disclosed by the Issuer to the Reporting Persons.

Introduction.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common units representing limited partner interests (the “Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on June 23, 2014 and February 12, 2016 (as amended, the “Original Schedule 13D”).  This Amendment No. 3 is being filed to reflect a change in beneficial ownership of the Reporting Persons as a result of the transactions contemplated by the GP Holdings Common Unit Purchase Agreement (as defined below) dated December 30, 2016.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.                                 Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC, a Delaware limited liability company (“ACII”), AIM Universal Holdings, LLC, a Delaware limited liability company and the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of StoneMor GP (“GP Holdings”); Matthew P. Carbone, a managing member of AUH (“Carbone”), Judy Bornstein, a managing member of AUH (“Bornstein”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, a Delaware limited liability company and the general partner of the Issuer (“StoneMor GP”), and a managing member of AUH (“Hellman”, and together with Carbone and Bornstein, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons”.  Hellman, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement by and between ACII and Hellman, as Trustee, dated as of May 9, 2014, for the pecuniary benefit of ACII (the “Trust”), has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings.

(b)         The address of GP Holdings is 3600 Horizon Boulevard, Trevose, PA 19053.  The address of each of the other Reporting Persons is 950 Tower Lane, Suite 800, Foster City, CA 94404.

(c)          The principal business of ACII is making equity investments.  AUH’s principal business is acting as manager of ACII.  The principal business of GP Holdings is to serve as the managing member of the general partner of the Issuer.  The principal occupation or business of each Managing Member is private equity investing and portfolio company management.

(d)         During the past five years, none of the Reporting Persons or Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons or Listed Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Each of the Managing Members is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each of the directors of GP Holdings required by Item 2 of Schedule 13D (the “Listed Persons”) is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On December 30, 2016, the Issuer issued and sold 2,332,878 common units representing limited partner interests in the Issuer (the “Purchased Units”) to GP Holdings at an aggregate purchase price of $20.0 million (or $8.5731 per Purchased Unit pursuant to a Common Unit Purchase Agreement (the “GP Holdings Common Unit Purchase Agreement”), dated December 30, 2016, by and between the Issuer and GP Holdings.  The source of funds for the purchase of the Purchased Units was from the issuance and sale of common units by GP Holdings to the Trust on December 29, 2016.

Item 4.                                 Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Issuer is managed and controlled by its general partner, StoneMor GP, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 9, 2008 (the “Partnership Agreement”). StoneMor GP is 100% owned by GP Holdings. On December 29, 2016, the Trust purchased additional membership interests in GP Holdings. As a result of such transaction, (i) ACII has a pecuniary interest in approximately 89.01% of membership interests in GP Holdings and (ii) Hellman, as the sole Trustee under the Trust, for the pecuniary benefit of ACII, has the record and beneficial ownership of and the exclusive voting and investment power over such 89.01% membership interests in GP Holdings.

Each of the members of GP Holdings, other than the Trust for the pecuniary interest of ACII were entitled to preemptive rights under the GP Holdings operating agreement with respect to ACII’s investment in GP Holdings which, if exercised prior to ACII’s investment, would have enabled each of them to maintain their respective percentage ownership in GP Holdings in effect prior to such investment. In lieu of such preemptive rights, for a period of twenty days commencing on December 30, 2016, such other members of GP Holdings have the opportunity to purchase from ACII such member’s pro rata share of the GP Holdings units acquired by ACII at the same price paid by ACII and on the same terms and conditions agreed to by ACII.  To the extent that such preemptive rights are exercised, ACII’s pecuniary interest in the membership interests of GP Holdings, and Hellman’s voting and investment power over such membership interests would be reduced (in the event that all of the preemptive rights are exercised in full, ACII’s pecuniary interest and Hellman’s voting and investment power would decline to approximately 67.03% of the membership interests in GP Holdings).

Pursuant to StoneMor GP’s Second Amended and Restated Limited Liability Company Agreement (the “Second Amended and Restated LLC Agreement”), StoneMor GP’s management rights are vested in its board of directors and GP Holdings, as the sole member of StoneMor GP, is entitled to elect all but one of the directors of StoneMor GP. Pursuant to the Second Amended and Restated Limited Liability Company Agreement of GP Holdings, Hellman, as Trustee under the Trust, has the right, among other matters, to designate all but one of the directors of GP Holdings. Thus, (i) Hellman controls GP Holdings by his power of designating all but one of the directors of GP Holdings as Trustee under the Trust and (ii) consequently, Hellman indirectly controls the Issuer through GP Holdings’ right to elect all but one of the directors of StoneMor GP.

GP Holdings purchased the Purchased Units for investment purposes with the aim of increasing the value of its investments and the Issuer.

AUH is the sole manager of ACII and the Managing Members are the managing members of AUH. Hellman’s control of the board of directors of StoneMor GP enables him, for the pecuniary benefit of ACII, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus ACII’s investments (including ACII’s indirect interest in the Purchased Units held by GP Holdings). The Reporting Persons retain the right to change their investment intent.

As of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except as set forth in the ACII Common Unit Purchase Agreement (as defined below), and except that the Reporting Persons or their respective affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers (subject to conditions set forth in the ACII Common Unit Purchase Agreement):

•                            the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•                            an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•                            a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•                            any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•                            any material change in the present capitalization or dividend policy of the Issuer;

•                            any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•                            changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•                            causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                            a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”); or

•                            any action similar to any of those enumerated above.

However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Units to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Common Units or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Units beneficially owned by them (or any Common Units into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The descriptions of the Partnership Agreement and the Second Amended and Restated LLC Agreement are qualified in their entirety by reference to the full text of the Partnership Agreement and the Second Amended and Restated LLC Agreement, which are filed as Exhibits A and B, respectively, hereto and incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) & (b) The following information with respect to the ownership of the Common Units of the Issuer by each Reporting Person is provided as of January 12, 2017:

Reporting Person	Common Units Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class
ACII	2,285,820	(1)	0		2,285,820	(1)	0		2,285,820	(1)	2,285,820	(1)	6.0	%(5)
AUH	0		0		2,285,820	(1)	0		2,285,820	(1)	2,285,820	(1)	6.0	%(5)
GP Holdings	2,332,878	(2)	0		2,332,878	(2)	0		2,332,878	(2)	2,332,878	(2)	6.2	%(5)
Carbone	0		0		2,285,820	(1)	0		2,285,820	(1)	2,285,820	(1)	6.0	%(5)
Bornstein	0		0		2,285,820	(1)	0		2,285,820	(1)	2,285,820	(1)	6.0	%(5)
Hellman	23,611	(3)	23,611	(3)	4,618,698	(4)	23,611	(3)	4,618,698	(4)	4,642,309		12.3	%(5)

(1)         These Common Units are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are the managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.

(2)         These Common Units are held by GP Holdings.  The Trust holds an approximate 89.01% membership interest in GP Holdings.  Hellman, as the sole Trustee under the Trust, for the pecuniary benefit of ACII, has the record and beneficial ownership of and the exclusive voting and investment power over 89.01% membership interests in GP Holdings and may be deemed to share voting and dispositive power over the Common Units held by GP Holdings.

(3)         Hellman holds these Common Units directly.

(4)         Consists of Common Units held by ACII and GP Holdings.

(5)         This percentage is calculated based upon  37,863,496 Common Units outstanding on December 30, 2016, as disclosed by the Issuer to the Reporting Persons.

(c)   On November 14, 2016, ACII received a distribution of 29,873 Common Units from the Issuer in lieu of quarterly cash distributions.  Also within the last 60 days, Hellman purchased the following Common Units, all of which were purchased pursuant to a Rule 10b5-1 trading plan adopted by Hellman on November 14, 2016:

Date	Number of Common Units Purchased	Range of Prices per Common Unit
December 1, 2016	1,105	$ 8.95 – 8.96
January 3, 2017	1,109	$ 8.95

Except as set forth herein and as described in Item 3 above, none of the Reporting Persons has effected any transactions in the Issuer’s Common Units during the last 60 days.

(d)   ACII’s members may receive proceeds from any sale of the Common Units held by ACII.  GP Holdings’ members may receive proceeds from any sale of the Common Units held by GP Holdings.  Except for the foregoing, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of Common Units beneficially owned by any of the Reporting Persons.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The description of the GP Holdings Common Unit Purchase Agreement set forth in Item  3 is incorporated by reference herein.

Pursuant to the Common Unit Purchase Agreement, dated May 19, 2014, by and between ACII and the Issuer (the “ACII Common Unit Purchase Agreement”), ACII purchased an aggregate of 2,255,947 Common Units of the Issuer (the “ACII Units”). Pursuant to the ACII Common Unit Purchase Agreement, (i) ACII agreed not to dispose of the ACII Units for the period commencing on May 21, 2014 and ending on July 1, 2018 (the “Lock-Up Period”), (ii) distributions paid on the ACII Units may be paid in cash or Common Units (the “Distribution Units”) or a combination thereof, as determined by the Issuer in its sole discretion, and (iii) the Distribution Units are not subject to the restriction with respect to the Lock-Up Period.

A Voting and Investment Trust Agreement was entered into by and between ACII and Hellman on May 9, 2014 whereby Hellman is the sole Trustee under the Trust, for the pecuniary benefit of ACII, and Hellman, as the Trustee under the Trust, has the record and beneficial ownership of, and the exclusive voting and investment power over, approximately 89.01% of the membership interests in GP Holdings. AUH is the sole manager of ACII and directed ACII to enter into the Trust Agreement with Hellman.

In connection with the ACII Common Unit Purchase Agreement, the Issuer and ACII entered into a Registration Rights Agreement dated May 19, 2014.  Pursuant to the Registration Rights Agreement, the Issuer was obligated to file a registration statement registering the resale of the Distribution Units, which registration statement was filed in June 2014 and declared effective by the SEC.  The Registration Rights Agreement also entitles ACII to certain rights to require the Issuer to register the ACII Units for resale, subject to certain conditions, including the expiration of the Lock-Up Period, and certain piggyback rights to include the ACII Units on registration statements filed by the Issuer.

Hellman has entered into a securities trading plan pursuant to Rule 10b5-1 dated November 14, 2016, which, subject to certain conditions, provides for monthly open market purchases of Common Units.

Pursuant to the StoneMor Partners L.P. Long-Term Incentive Plan, as amended, Hellman is entitled to receive restricted phantom units in lieu of a portion of his annual director’s retainer fee and distribution equivalent rights on his restricted phantom units. Such restricted phantom units are the economic equivalent of Common Units and become payable, in cash or Common Units, at the election of the Issuer, upon the separation of Hellman from service as a director or upon the occurrence of certain other events specified in Section 409A of the Internal Revenue Code of 1986, as amended.

The descriptions of the Partnership Agreement, the GP Holdings Common Unit Purchase Agreement and the Second Amended and Restated LLC Agreement included in Items 3 and 4 are incorporated herein by reference. The descriptions of the Partnership Agreement, the Second Amended and Restated LLC Agreement, the Voting and Investment Trust Agreement, the GP Holdings Common Unit Purchase Agreement, the ACII Common Units Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the these agreements, which are filed as exhibits hereto and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with SEC on September 15, 2008).

Exhibit B: Second Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC, dated as of May 21, 2014 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 8-K filed with SEC on May 23, 2014).

Exhibit C: Voting and Investment Trust Agreement, dated as of May 9, 2014, by and between ACII and Hellman, as Trustee.

Exhibit D: Common Unit Purchase Agreement, dated as of May 19, 2014, by and between the Issuer and ACII (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with SEC on May 23, 2014).

Exhibit E: Registration Rights Agreement, dated as of May 19, 2014, by and between the Issuer and ACII (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with SEC on May 23, 2014).

Exhibit F: Common Unit Purchase Agreement, dated as of December 30, 2016, by and between the Issuer and GP Holdings (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with SEC on January 4, 2017).

Exhibit G: Joint Filing Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 12, 2017	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/Robert B. Hellman, Jr
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/Lawrence Miller
Lawrence Miller
President and Chief Executive Officer

/s/Matthew P. Carbone
MATTHEW P. CARBONE

/s/Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

/s/Judy Bornstein
JUDY BORNSTEIN

EXHIBIT G

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

January 12, 2017	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/Robert B. Hellman, Jr
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/Lawrence Miller
Lawrence Miller
President and Chief Executive Officer

/s/Matthew P. Carbone
MATTHEW P. CARBONE

/s/Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

/s/Judy Bornstein
JUDY BORNSTEIN

Schedule 1:  Directors of StoneMor GP Holdings LLC

Robert B. Hellman, Jr. (information is contained in Item 2)

Jonathan Contos

c/o AIM Universal Holdings

950 Tower Lane, Suite 800

Foster City, CA 94404

Occupation: Private equity investing and portfolio company management

Citizenship:  USA

Lawrence Miller

c/o StoneMor Partners, LP

3600 Horizon Boulevard

Trevose, PA 19053

Occupation:  Chief Executive Officer, President and Chairman of the Board of the general partner of StoneMor Partners, LP

Citizenship:  USA